Exhibit 99.5

UBER TECHNOLOGIES, INC.

RESTRICTED STOCK UNIT ASSUMPTION NOTICE

WHEREAS, Postmates Inc., a Delaware corporation (“Postmates”) granted Participant one or more awards of restricted stock units covering shares of the common stock of Postmates under the Postmates Inc. 2011 Equity Incentive Plan (the “Plan”), which are each evidenced by a Restricted Stock Unit Grant Notice and the Restricted Stock Unit Agreement attached thereto as an exhibit (collectively for each such award, a “RSU Agreement”) issued to Participant under the Plan.

WHEREAS, Uber Technologies, Inc., a Delaware corporation (“Uber”), entered into an Agreement and Plan of Merger dated July 5, 2020 (the “Merger Agreement”) with Postmates and certain other parties, pursuant to which Postmates will become a wholly owned subsidiary of Uber (the “Merger”).

WHEREAS, in connection with the Merger, Uber is assuming certain outstanding Postmates stock options, stock appreciation rights and restricted stock units, effective as of December 1, 2020 (the “Effective Time”).

WHEREAS, the purpose of this Notice is to reflect certain adjustments to Participant’s outstanding restricted stock unit awards, which have become necessary in connection with such assumption.

WHEREAS, the applicable Equity Award Exchange Ratio (the “Exchange Ratio”) in effect for the assumption of the outstanding restricted stock units under the Plan, as determined in accordance with the formula provisions of the Merger Agreement, is $0.341236049862618.

NOW, THEREFORE, it is hereby acknowledged as follows:

1.            The number of shares of Postmates common stock subject to the restricted stock units held by Participant immediately prior to the Effective Time (the “Postmates RSUs”) is set forth in Exhibit A attached hereto. Uber hereby assumes, as of the Effective Time, all the duties and obligations of Postmates under each of the Postmates RSUs, and each such assumed RSU is hereby converted into the right to receive shares of Uber common stock (“Uber Common Stock”) in accordance with the terms of that award, as adjusted pursuant to the provisions of this Notice. In connection with such assumption, the number of shares of Uber Common Stock subject to each assumed Postmates RSU is hereby adjusted to reflect the Exchange Ratio. Accordingly, the number of shares of Uber Common Stock subject to the assumed Postmates RSUs shall be as specified for that award on the attached Exhibit A.

2.            The following provisions shall govern each Postmates RSU assumed by Uber:

(a)                Unless the context otherwise requires, all references in each RSU Agreement and in the Plan (as incorporated into such RSU Agreement): (i) to the “Company” shall mean Uber, (ii) to “Share” shall mean a share of Uber Common Stock, (iii) to “Common Stock” shall mean the common stock of Uber, and (iv) to the “Board” shall mean the Board of Directors of Uber.

(b)               The grant date, vesting commencement date and settlement date specified for each assumed Postmates RSU and all other provisions that govern the Postmates RSUs and the issuance of shares thereunder shall remain the same as set forth in the RSU Agreement applicable to that Postmates RSU, and the provisions of the Plan and the RSU Agreement shall accordingly govern and control Participant’s rights with respect to the assumed Postmates RSUs.

(c)                Pursuant to the terms of the RSU Agreement, each Postmates RSU assumed by Uber shall continue to vest in accordance with the same installment vesting schedule specified in the RSU Agreement, and no acceleration of such vesting schedule shall occur by reason of the Merger or the assumption of the Postmates RSU by Uber, provided that the number of shares subject to each such installment shall be adjusted to reflect the Exchange Ratio, and provided further that, with respect to the assumed Postmates RSUs that vest on a quarterly basis, such Postmates RSUs shall vest on the 16th day of the applicable month, in accordance with Uber’s standard vesting terms, rather than on the applicable anniversary of the Vesting Commencement Date (as set forth in the RSU Agreement).

(d)               The shares of Uber Common Stock that vest under each Assumed RSU Award shall be issuable in accordance with the issuance schedule in effect for that award immediately prior to the Effective Time under the applicable RSU Agreement, and no changes to that issuance schedule or the applicable issuance dates shall be made that would otherwise contravene any limitations or restrictions to which that Assumed RSU Award is subject under Section 409A of the Internal Revenue Code and the Treasury Regulations thereunder.

(e)                For purposes of applying any and all provisions of the applicable RSU Agreement and the Plan for the assumed Postmates RSUs that pertain to Participant continuing to be a Service Provider, whether in the capacity of an employee, director or consultant, Participant shall be deemed to continue to be a Service Provider for so long as Participant renders services as an employee, director or consultant of Uber or any present or future majority-owned Uber subsidiary. Accordingly, the provisions of the RSU Agreement governing the termination of the assumed Postmates RSUs upon Participant ceasing to be a Service Provider shall hereafter be applied on the basis of Participant’s cessation of continuous service as an employee, director or consultant of Uber and its majority-owned subsidiaries, and each assumed Postmates RSU shall accordingly terminate, within the designated time period in effect under the RSU Agreement for that Postmates RSU, following such cessation of continuous service as an employee, director or consultant of Uber and its majority-owned subsidiaries.

3.            Except to the extent specifically modified by this Notice, all of the terms and conditions of each RSU Agreement as in effect immediately prior to the Merger shall continue in full force and effect and shall not in any way be amended, revised or otherwise affected by this Notice.

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IN WITNESS WHEREOF, Uber has caused this Notice to be executed on its behalf by its duly-authorized officer as of the ____________, 2021.

UBER TECHNOLOGIES, INC.

By:

Title:
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